

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

December 20, 2012

<u>Via E-mail</u>
Mr. Kenneth R. Allen
Chief Financial Officer
Texas Industries Inc.
1341 West Mockingbird Lane, Suite 700W
Dallas, TX 75247-6913

> **Re:** **Texas Industries Inc.**
> **Definitive Proxy Statement on Form 14A**
> **Filed August 24, 2012**
> **File No. 1-04887**

Dear Mr. Allen:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief